SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form ll-K
                                  ANNUAL REPORT

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 1997

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from _________ to ______________

                         Commission file number 1-10682

    A. Full title of the plan: Page America Group, Inc. Employee Stock Purchase Plan and Trust

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            PAGE AMERICA GROUP, INC.
                          C/O Bariston Associates, Inc.
                             One International Place
                                   Suite 1450
                                Boston, MA 02110
                          Telephone No. (617) 330-8950

  1. FINANCIAL STATEMENTS AND SCHEDULES.

       The following financial data for the Plan are submitted herewith:

                                                                 PAGE

  Report of Independent Auditors                                 F-1

  Statements of Net Assets Available for Plan Benefits-
  March 31, 1997 and 1996                                        F-2 and F-3

  Statement of Changes in Net Assets Available for Plan
  Benefits - Year ended March 31, 1997                           F-4

  Notes to Financial Statements                                  F-5, F-6, F-7
                                                                  and F-8

  Item 30a - Schedule of Assets Held for Investment
             Purposes - March 31, 1997                           F-9

  Item 30d - Schedule of Reportable Transactions
             Year ended March 31, 1997                           F-10

  2. EXHIBITS

  See Exhibit Index on page 4 hereof for a list of Exhibits filed or incorporated by reference as part of this report.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             Page America Group, Inc.
                                        Employee Stock Purchase Plan and Trust

                                              /s/ David A. Barry
Date: October 29, 1998                        -------------------
                                              David A. Barry
                                              Trustee

                                     Exhibit Index

Exhibit                                     Method of         Sequential
Number                 Description          Filing            Page Number

  1                   Consent of
                      Independent           Filed with             5
                      Auditors              this report

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-41887) pertaining to the Page America Group, Inc.
Employee Stock Purchase P1an and Trust and in the related Prospectus of our report dated May 8, 1998, with respect to the financial statements and supplemental schedules of the Page America Group, Inc. Employee Stock Purchase P1an and Trust included in this Annual Report (Form 11-K) for the year ended March 31, 1997.

                                          ERNST & YOUNG LLP

Hackensack, New Jersey
October 27, 1998

                            PAGE AMERICA GROUP, INC.

                     EMPLOYEE STOCK PURCHASE PLAN AND TRUST



         Audited Financial Statements and Supplemental Schedules


                        Year Ended March 31, 1997

                                   with

                      Report of Independent Auditors

                        PAGE AMERICA GROUP, INC.

                      EMPLOYEE STOCK PURCHASE PLAN AND TRUST

             AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                            YEAR ENDED MARCH 31, 1997

                                    CONTENTS

    Report of Independent Auditors                                        F-1

    Financial Statements:

        Statements of Net Assets Available for Plan Benefits              F-2

        Statement of Changes in Net Assets Available for Plan Benefits    F-4

        Notes to Financial Statements                                     F-5

    Supplemental Schedules:

        Item 30a -- Schedule of Assets Held for Investment Purposes       F-9

        Item 30d -- Schedule of Reportable Transactions                   F-10

        Party-In-Interest Transactions:

    (A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by Employee Retirement Income Security Act of 1974 ("ERISA") Section 406 and for which there is no statutory or administrative exemption.)

                         Report of Independent Auditors

Administrators of Page America Group, Inc.
Employee Stock Purchase Plan and Trust

We have audited the accompanying statements of net assets available for plan benefits of the Page America Group, Inc. Employee Stock Purchase Plan and Trust as of March 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended March 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan's net assets available for plan benefits at March 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended March 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at March 31, 1997 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             Ernst & Young LLP


Hackensack, New Jersey
May 8, 1998

                            PAGE AMERICA GROUP, INC.
                     EMPLOYEE STOCK PURCHASE PLAN AND TRUST

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 MARCH 31, 1997


                       GUARANTEED                  BOND AND      STOCK      INTERNATIONAL
                       INTEREST      US STOCK     MORTGAGE      INDEX         STOCK          COMPANY      LOAN
ASSETS                 ACCOUNTS      ACCOUNT      ACCOUNT       ACCOUNT      ACCOUNT          STOCK       ACCOUNT   OTHER    TOTAL
Investments held by
Principal Mutual Life
Insurance Co.:

  At fair value                     $237,698     $158,015     $227,929      $ 97,400                                       $721,042
  At contract value      $522,271                                                                                           522,271
Page America Group, Inc.
Common Stock at fair value
 (223,102 shares)                                                                             $3,486                          3,486
Plan participant loans
  receivable                                                                                            $68,043              68,043
Other                                                                                                            $18,366     18,366
                         --------    --------    ---------    ---------      --------         --------  -------  -------- ---------
  Total assets            522,271    237,698      158,015      227,929        97,400           3,486     68,043   18,366  1,333,208


LIABILITIES
Excess contribution refunds
 payable to
   employees                2,339      2,123          219          546           547                                          5,774
                           -------    -------      -------      -------       -------          -------   -------  ------- ---------
Total liabilities           2,339      2,123          219          546           547                0          0       0      5,774

NET ASSETS AVAILABLE
FOR PLAN BENEFITS        $519,932   $235,575     $157,696     $227,383       $96,853           $3,486    $68,043 $18,336 $1,327,434
                         =========  =========    ========     ==========     =========         ========  =======  ====== ==========


The accompanying notes are an integral part of these statements

                            PAGE AMERICA GROUP, INC.
                     EMPLOYEE STOCK PURCHASE PLAN AND TRUST

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 MARCH 31, 1997


                       GUARANTEED                 BOND AND      STOCK      INTERNATIONAL
                       INTEREST      US STOCK     MORTGAGE      INDEX         STOCK          COMPANY      LOAN
ASSETS                 ACCOUNTS      ACCOUNT      ACCOUNT       ACCOUNT      ACCOUNT          STOCK       ACCOUNT   OTHER    TOTAL
Investments held by
Principal Mutual Life
Insurance Co.:
   At fair value                    $239,535     $253,592     $ 87,963       $55,333                                       $636,423
   At contract value     $482,599                                                                                           482,599
Page America Group, Inc.
Common Stock at fair
value                                                                                        $34,506                       34,506
(184,030 shares)
Plan participant loans
receivable                                                                                             $85,351               85,351
Other                                                                                                           $15,748    $ 15,748
                          --------   --------     --------      -------       -------        -------   -------  -------   ---------
  Total investments       482,599    239,535      253,592       87,963        55,333          34,506    85,351   15,748   1,254,627

Contributions receivable                                                                      13,733                         13,733
                          --------   --------     --------      -------       -------        -------   -------  -------   ---------
Total assets              482,599    239,535      253,592       87,963        55,333          48,239    85,351   15,748   1,268,360


LIABILITIES
Excess contribution
refunds payable:
   Employees                  381      1,575        3,550          894         2,321           2,525                         11,246
   Employer                                                                                    8,456                          8,456
                          --------   --------     --------      -------       -------        -------   -------  -------   ---------
Total liabilities             381      1,575        3,550          894         2,321          10,981         0        0      19,702

NET ASSETS AVAILABLE
FOR PLAN BENEFITS        $482,218   $237,960     $250,042      $87,069       $53,012         $37,258    $85,351  $15,748 $1,248,658
                         =========  =========    ========     ==========     =========       ========   =======  ======= ==========

        The accompanying notes are an integral part of these statements

                            PAGE AMERICA GROUP, INC.
                     EMPLOYEE STOCK PURCHASE PLAN AND TRUST
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 MARCH 31, 1997

                               INVESTMENTS HELD BY
                           PRINCIPAL MUTUAL LIFE INSURANCE CO.                     PAGE         PLAN
                 ----------------------------------------------------------------  AMERICA      PARTICIPANT
                  GUARANTEED                 BOND AND     STOCK     INTERNATIONAL  GROUP, INC.  LOANS
                  INTEREST      US STOCK     MORTGAGE     INDEX     STOCK          COMMON       RECEIVABLE
ASSETS            ACCOUNTS      ACCOUNT      ACCOUNT      ACCOUNT   ACCOUNT        STOCK        ACCOUNT          OTHER       TOTAL
                  --------      --------    ---------    --------   ------------  -----------   -----------     -------    ---------
Additions
 Participants'
  contributions    $77,757      $ 20,979    $ 23,949     $ 13,347    $ 10,172         -             -          $ 2,657   $ 148,861
 Loan repayments    26,234         6,792       2,060        1,455       3,816         -          ($40,357)         -             0
 Income from
  investments       31,222        49,409      12,718       21,581      15,339         -             7,752        1,077     139,098
 Transfers among
  funds            (48,491)      (36,110)   (108,062)     109,075      33,251         -             -           50,337           0
                  -----------   ----------  ----------   ----------   --------     ----------    ----------    ---------- --------
                    86,722        41,070     (69,335)     145,458      62,578         -           (32,605)      54,071     287,959

Deductions:

 Distributions to
  participants      24,506        43,086      22,659         4,993     18,622       $  446           5,703      51,418     171,433
 Administrative
  expenses            1,158          369         252           151        115                                       35       2,080
 Loan withdrawals    21,000           -           -             -          -                       (21,000)                      0
                  -----------   ----------  ----------   ----------   --------     ----------    ----------    ----------  --------
                     46,664       43,455      22,911         5,144     18,737          446         (15,297)     51,453     173,513

Net realized and
unrealized
appreciation
(depreciation)
in fair value of
investments          (2,344)         -             -           -         -         (33,326)            -            -      (35,670)
                  -----------   ----------  ----------   ----------   --------     ----------    ----------    ----------  --------
Net increase
(decrease)          37,714        (2,385)    (92,246)      140,314     43,841      (33,772)        (17,308)      2,618      78,776

Net assets
available for
plan benefits
at beginning
of year            482,218       237,960     250,042        87,069     53,012       37,258          85,351      15,748   1,248,658
                  -----------   ----------  ----------   ----------   --------     ----------    ----------    --------  ----------

Net assets
available for
plan benefits at
end of year       $519,932      $235,575    $157,796      $227,383    $96,853      $ 3,486        $ 68,043     $18,366  $1,327,434
                  ===========  ==========   =========     =========   ========     ========       =========    ======== ===========

        The accompanying notes are an integral part of these statements

                            PAGE AMERICA GROUP, INC.

                     EMPLOYEE STOCK PURCHASE PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

                                 MARCH 31, 1997

NOTE 1 - DESCRIPTION OF THE PLAN

Page America Group, Inc. (the "Company") has maintained an Employee Stock Purchase Plan and Trust (the "Plan") since April 1984 (See Note 4 regarding the termination of the Plan subsequent to year-end). The Plan is a defined contribution plan which includes a 401(k) Savings Plan. The purpose of the Plan is to encourage and assist employees in following a systematic savings program and to provide an opportunity for employees to become shareholders of the Company. All employees are eligible to participate after completing ninety days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is not subject to the minimum funding requirements. The Plan is managed and administered by the Principal Financial Group ("Principal"). Principal offers the following investment options: 2-year and 7-year guaranteed interest accounts issued by Principal and pooled separate accounts consisting of a bond and mortgage account, a U.S. stock account and a stock index account.

Contributions: Eligible employees who are members of the Plan can authorize payroll deductions to contribute to the Plan. In the Basic portion of the Plan, the participant may contribute 1% to 4% of compensation on an after-tax basis (the "Basic Contributions"). In the 401(k) Savings Plan, the participant has the opportunity to defer an additional portion of compensation on a pre-tax basis (the "Deferral Contributions") in increments of 1% subject to certain limitations of the Internal Revenue Code (the "Code"). The Company contributes on behalf of each participant an amount equal to 100% of the participant's Basic Contributions and 25% of the participant's Deferral Contributions ("Matching Contributions"). In addition, the Company may make additional discretionary contributions ("Supplemental Contributions") to the Plan, on behalf of participants who are not "highly compensated employees" as defined in the Code, in an amount to be determined by the Board of Directors in its discretion. There were no supplemental contributions made to the plan during the year ended March 31, 1997. In order for a participant to be eligible for Supplemental or Matching Contributions, the participant must be credited with at least 1,000 hours of service during the plan year and be still employed by the Company on March 31.

All contributions made under the Plan are held in trust. Until March 29, 1996, Matching and Basic Contributions were invested in common stock of the Company. Thereafter, Matching and Basic Contributions are invested in a 7-year guaranteed interest account issued by Principal. Deferral and Supplemental Contributions may be invested in Company common stock or other investments maintained by the trustee as the participant elects. Plan earnings are allocated to each participant in the same proportion that the participant's interest in an investment account bears to the value of all participants' interests in that investment account

Forfeitures: Forfeited Matching Contributions are allocated to Plan participants based on each participant's salary as a percent of total participant salaries or are used to offset employer Matching Contributions, at the option of the Company.

                            PAGE AMERICA GROUP, INC.

                     EMPLOYEE STOCK PURCHASE PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                 MARCH 31, 1997

Vesting Participants are fully vested at all times in the value of their accounts attributed to Basic and Deferral Contributions. Participants become 20% vested in the value of their accounts attributed to Matching and Supplemental Contributions after completion of two years of service, 30% after three years of service, 40% after four years of service and an additional 20% becomes vested for each year of service completed thereafter. In addition, participants become 100% vested in the value of their accounts attributed to Matching and Supplemental Contributions upon death, disability or normal retirement age of
65. Distributions generally may be made upon retirement, permanent disability, death or other termination of employment.

Loans: Participants are generally able to borrow from their accumulated balance after approval by the Trustees. The participant may borrow the lesser of $50,000 or 50% of the vested balance with a minimum account value of $2,000. Loans are repayable over a period of five years. However, if the participant borrows to finance the purchase of a principal residence, the loan may be repaid within a reasonable period of time, as fixed by the trustees at the time the loan is made. Interest is fixed at the time of granting the loan. For loans issued in the year ended March 31, 1997, the interest rate was 10.25%.

Administrative Expenses: All expenses related to the administration of the Plan are paid by the Company except for one-time fees upon grant of loans and quarterly maintenance fees which are charged to the participants.

Taxation Status of Plan: The Internal Revenue Service has determined that the Plan qualifies under Section 401(a) of the Code and that its related trust is not subject to tax under Section 501(a) of the Code. The Plan and related trust must be operated in conformity with the Code to maintain qualification. The Plan Administrators are not aware of any course of action, series of events, or amendments that might adversely affect the qualified status of the Plan and related trust.

The foregoing description of the Plan provides only general information. For more detailed information about the Plan, refer to the Plan's summary description booklet. Copies of this booklet are available from the Plan Administrator.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of the Plan financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

The accounting records of the Plan are maintained on the accrual basis whereby all income, costs and expenses are recorded when earned or incurred.

                            PAGE AMERICA GROUP, INC.

                     EMPLOYEE STOCK PURCHASE PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                 MARCH 31, 1997

Investments of the Plan consist of accounts held by Principal and investments in Page America Group, Inc. common stock.

Investments in the guaranteed interest accounts are recorded on the basis of cost, but are stated at contract value. Contract value represents contributions made, plus interest at contract rate and transfers, less distributions. At March 31, 1997, the contract value of the guaranteed interest account approximates fair value. The weighted average yields for the year ended March 31, 1997 for the 2 year and 7 year guaranteed interest accounts are 5.6% and 7.5%, respectively. The weighted average crediting interest rates at March 31, 1997 are 5.47% and 6.51%, respectively.

Investments in pooled separate accounts are based on the quoted redemption value on the last business day of the plan year. Investments in Company common stock are presented at fair value, determined by quoted market prices through March 1997 (See Note 4). Income from investments reported for the pooled separate accounts includes interest and dividend income as well as realized and unrealized appreciation and depreciation.

NOTE 3 -- INVESTMENTS

Individual investments that represent 5% or more of the fair value of net assets available for benefits at March 31, 1997 and 1996 are as follows:

                                                       1997           1996
                                                       ----           ----

Investments held by Principal:

      U.S. Stock Account                             $237,698       $239,535
      Private Market Bond and Mortgage Account        158,015        253,592
      Stock Index Account                             227,929         87,963
      International Stock Account                      97,400              0
      Guaranteed Interest Accounts:
          2-yr. Accounts, maturing 3/31/96                  0        108,034
          2-yr. Accounts, maturing 3/31/97            109,136        120,403
          2-yr. Accounts, maturing 3/31/98             95,370              0
          7-yr. Accounts, maturing 3/31/98            147,767        137,199

The guaranteed interest accounts are subject to a termination penalty if withdrawn before maturity. During the year ended March 31, 1997, the Plan's investment in Page America Group, Inc. common stock depreciated in value by $33,326.

                            PAGE AMERICA GROUP, INC.

                     EMPLOYEE STOCK PURCHASE PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                 MARCH 31, 1997

NOTE 4 -- SUBSEQUENT EVENT

On July 1, 1997, the Company sold substantially all of its assets to Metrocall, Inc. ("Metrocall") for a sale price (as adjusted) of approximately $60.7 million including the assumption of $2.2 million of liabilities. Page America received $24.8 million in cash, $15 million of Series B Junior Convertible Preferred Stock of Metrocall and $18.7 million of Common Stock of Metrocall. As a result of the sale, the Company discontinued all of its operations and no longer engages in the paging business. In connection with this transaction, the Company adopted a plan of complete liquidation and dissolution of the corporate entity which became effective with the completion of the Metrocall sale. Accordingly, on July 1, 1997, the Company changed from the going concern basis of accounting to the liquidation basis of accounting. The value of the assets to be available for payment of its liabilities and distribution to Page America shareholders upon liquidation cannot be ascertained at this time and will depend among other things, on the total amount of its liabilities, the market value of the Metrocall Common Stock, and the value of the Preferred Stock.

In connection with this event, the Company terminated its Plan on July 1, 1997. The assets of the Plan continue to be invested according to the participants' instructions. The Plan will distribute all of its assets upon receiving a favorable determination letter from the Internal Revenue Service.

                            PAGE AMERICA GROUP, INC.

                     EMPLOYEE STOCK PURCHASE PLAN AND TRUST

           Item 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           YEAR ENDED MARCH 31, 1997

Identity of Issue and Description    Number of                        Contract
   Investment                         Shares          Cost              or
---------------------------------    ---------       -----            Fair Value
                                                                      ----------

Held by Principal Mutual Life Insurance:
  Guaranteed Interest Accounts
    2-yr. Accounts, maturing 3/31/97                  $109,135         $109,135
    2-yr. Accounts, maturing 3/31/98                    95,370           95,998

    7-yr. Accounts, maturing 3/31/98                   147,767          147,767
    7-yr. Accounts, maturing 3/31/99                    31,188           31,189
    7-yr. Accounts, maturing 3/31/00                    33,609           32,871
    7-yr. Accounts, maturing 3/31/01                    28,056           28,056
    7-yr. Accounts, maturing 3/31/02                    18,400           17,783
    7-yr. Accounts, maturing 3/31/03                    61,090           60,482
                                                      ----------      ---------
                                                       524,615          522,271

  U.S. Stock Account                       771         152,019          237,698

  Private Market Bond and Mortgage
  Account                                  382         127,414          158,015

  Stock Index Account                    8,842         181,799          227,929

  International Stock Account            3,488          79,899           97,400

Page America Group, Inc. Common Stock  223,102         650,790            3,486

Plan Participant Loans Receivable, at
 interest rates of 5.9% to 12.9%                        68,043           68,043

Other                                      430          17,416           18,366
                                                    ------------    -----------
                                                    $1,801,995       $1,333,208
                                                    ============    ===========

                            PAGE AMERICA GROUP, INC.

                     EMPLOYEE STOCK PURCHASE PLAN AND TRUST

                 Item 30d - SCHEDULE OF REPORTABLE TRANSACTIONS

                           YEAR ENDED MARCH 31, 1997


                                        NUMBER         NUMBER      NUMBER      TOTAL.                 TOTAL             NET
                                          OF             OF          OF        PURCHASE               SELLING          GAIN
DESCRIPTION OF ASSETS                  PURCHASES       SALES       SHARES      PRICE        COST       PRICE           (LOSS)
---------------------                  ----------     --------    ---------    --------     ----      --------        --------
Category (iii)-A series
of transactions in excess
of 5% of plan assets:

Principal Mutual Life
Insurance: Guaranteed
Interest Account                          46             38                     $169,388     $158,473   $158,473        $     0

Bond and Mortgage
Account                                   41             34                       29,547      111,615    137,843         26,228

Stock Index Account                       45             14                      128,338        7,785      9,957          2,172

U.S. Stock Account                        44             26                       51,974       65,693     103,223        37,530

International Stock
Account                                   44             18                       60,714       27,924      33,985         6,061

Money Market Account                      31             10                       58,820       57,701      58,986         1,285

There were no category (i), (ii) or (iv) reportable transactions during 1997
